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UNITED STATES
~~TIES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 51911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3.22

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Monarch Capital Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue - 36th Floor

(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Potter   212-808-4380

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates

(Name — if individual, state last, first, middle name)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code

RECD S.E.C.

MAR 0 1 2004

536

PROCESS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

MAR 2 5 2004

THC... IN FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Michael Potter_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Monarch Captial Group, LLC_____, as of

_____December 31,_____,   __2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

SWORN TO AND SUBSCRIBED
BEFORE ME ON THIS DATE

_____ 1 2003

ANTHONY G. MARCHESE
Notary Public of New Jersey
Commission Expires 6/24/2004

_____
                                         Signature

_____
                                         Title
Chairman / CEO

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ . (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MONARCH CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003



Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Manager of
  Monarch Capital Group, LLC

We have audited the accompanying statement of financial condition of Monarch Capital Group, LLC, (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Monarch Capital Group, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 14, 2003

MONARCH CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	63,470
Receivable from Clearing Broker		279,251
Non-marketable securities owned at market value		16,385
TOTAL ASSETS	$	359,106

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES
Accrued expenses and other liabilities	$	10,250
Member's Capital		348,856
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	359,106

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Monarch Capital Group, LLC (the "Company") was organized under the Limited Liability Company Law of the State of New York in March 1999. The Company is a registered broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc on January 28, 2000. In this capacity, it executes agency transactions for its customers and forwards all such transactions to Bear Stearns Securities Corp ("Bear") the Company's clearing agent, on a fully disclosed basis. In addition, the Company provides advisory services and originates, places and acts as an agent for private equity and bond securities. The Company is a wholly-owned subsidiary of Monarch Holdings, LLC. ("Holdings").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Bear with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify Bear for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2003, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2003, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its individual tax return.

4. RELATED PARTY TRANSACTION

The Company has an agreement with the Parent in which certain overhead expenses incurred by the Parent are allocated to the Company for its appropriate share. In addition, 100% reimbursement is made to the Parent for expenses directly related to the Company.

5. NON-MARKETABLE SECURITIES AND PLACEMENT FEES

In its normal course of business, the Company received warrants as fees for advisory services from various clients. The Company expects to continue to receive warrants, representing the right to purchase equity, in companies for which advisory services are provided as recurring fee based revenue. At December 31, 2003, management determined the market value of the warrants, based upon historical costs for non-publicly traded companies and exercise value where stock market quotations exist for publicly traded companies.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $332,471 which exceeded the minimum requirement of $100,000 by $232,471. The Company's ratio of aggregate indebtedness to net capital ratio was .003 to 1.